

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

<u>Via U.S. Mail and facsimile, 703-433-6400</u>

Mr. Marc J. Eisenberg
Chief Executive Officer
Orbcomm, Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, New Jersey 07024

   **RE: Orbcomm, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 16, 2010**

     File No. 001-33118

Dear Mr. Eisenberg:

   We have completed our review of your annual report on Form 10-K and related filings, and do not, at this time, have any further comments.

        Sincerely,

        /s/ Paul Fischer for
        Larry Spirgel
        Assistant Director